UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)
(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-2736

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sport Chalet, Inc. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sport Chalet, Inc.
One Sport Chalet Drive
La Cañada, California 91011

REQUIRED INFORMATION

Exhibit

Exhibit 23.1, Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Plan Committee
Sport Chalet, Inc. Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Los Angeles, CA
June 26, 2009

Sport Chalet, Inc. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$5,349,333	$7,443,427
Employee contributions receivable		27,206
Employer contributions receivable		3,627
Net assets available for benefits	$5,349,333	$7,474,260

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions
Employee contributions	$761,085
Employer contributions	97,222
Interest Income	38,924
Dividends	33
Total Additions	897,264

Deductions
Benefit and withdrawal payments	322,185
Administrative expenses	16,482
Net depreciation in fair value of investments	2,683,524
Total deductions	3,022,191

Net decrease in net assets available for benefits	2,124,927

Net assets available for benefits at beginning of year	7,474,260
Net assets available for benefits at end of year	$5,349,333

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) is provided for general informational purposes only. Participants and other interested parties should refer to the Plan documents for a more complete description of the Plan.

General

The Plan was established effective January 1, 1997 and is a defined contribution plan covering all employees of Sport Chalet, Inc. (the Company) who meet the eligibility requirements of the Plan. Contributions to the Plan are authorized under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All active employees of the Company who have completed three months of service and are at least 21 years of age are eligible to participate in the Plan.

Contributions

Employees of the Company who elect to participate in the Plan may contribute from 2% to 100% of compensation, as defined, each payroll period, up to the maximum permitted by the Plan and relevant limitations under the Internal Revenue Code (the Code).  Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions which are also subject to certain limitations of the Code.  The maximum salary deferral limit for 2008 and 2007 was $15,500.  For the year ended December 31, 2008, the Company made matching contributions of 25% of the participant’s deferral up to a maximum of 1% of compensation.

“Rollover” contributions from other qualified plans are accepted by the Plan.

Participants’ Accounts

Individual accounts are maintained for each participant.  Each participant’s account is credited with the employee’s and the employer’s contributions and investments’ earnings and charged with participant distributions and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (Continued)

1. Description of Plan (continued

Distributions and Withdrawals

At termination of employment, prior to retirement, participants are entitled to receive the fair value of their account balance in the form of a lump-sum distribution.

At death, benefits shall be paid to the surviving beneficiary, in the form selected by the participant or beneficiary, as applicable.

Withdrawals may be made from the Plan, subject to penalties, under certain circumstances.

Participant Loans

The Plan allows participants to borrow up to 50% of their vested account balances, but not less than $1,000 nor more than $50,000. The loans bear interest at the commercial bank’s prime rate plus 2%.  As of December 31, 2008, outstanding participant loans were $168,450, bearing interest at rates of 6.0% to 10.25%.

Vesting

Participants are immediately vested in their contributions and the related earnings and losses on such contributions. The Company’s matching contributions, and the related earnings and losses on such contributions, vest 20% after two years of service with an additional 20% vesting for each additional year of service thereafter.  Participants are 100% vested after six years of service.

Nonvested employer contributions forfeited as a result of participant withdrawal are used to offset plan expenses and employer contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $8,212 and $11,915, respectively. During the year ended December 31, 2008, administrative expenses and employer contributions were reduced by $11,921 and $678, respectively, from forfeited nonvested accounts.

Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated July 14, 2006, stating that the written form of the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code).  Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments are structured to, and are intended to maintain the tax qualified status of the Plan.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting from information supplied by the custodian of the Plan, Prudential Retirement Insurance & Annuity Company (Prudential).

Investment Valuation

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157) effective January 1, 2008.  Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS No. 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value  (see Note 4).  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (continued)

Investments are stated at fair value.  Loans are stated at the unpaid principal amount, which approximates fair value.  The Guaranteed Income Fund is stated at contract value which approximates fair value.  The Plan owns units of pooled separate accounts which are valued based on fair values of the underlying investments using audited financial statements of the pooled separate accounts at year-end.  Fair value of the underlying investments are based on quoted market prices or provided by the asset manager based on estimated procedures for valuing such investments.

Group Annuity Insurance Contract

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for the Plan’s fully benefit-responsive investment contracts because contract value is generally the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  During the periods presented herein, the contract values of the Plan’s group annuity insurance contract reasonably approximated its corresponding fair value.  Accordingly, the Plan’s investment in the Guaranteed Income Fund, a group annuity insurance contract, is recorded at contract value, which represents contributions and reinvested interest, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan’s other investment funds.

The group annuity insurance contract is effected directly between the Plan and the issuer and the repayment of principal and interest credited to participants is a financial obligation of the issuer.  There are not any specific securities in the issuers general account that back the liabilities of this annuity contract and a market value adjustment does not apply upon discontinuance.  The Plan owns a promise to pay interest at crediting interest rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Interest is credited on contract balances using a single portfolio rate approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  The average earnings yield and average crediting rate yield for this account was 3.40% for the year ended December 31, 2008.  Crediting interest rates reset semi-annually and cannot be less than 1.50%.  When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (continued)

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or, in rare circumstances, contract value over time.  There are not any events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value paid either within 90 days or over time.

Investments are valued daily and investment purchases and sales are recognized on a trade-date basis.  Interest income is recognized on the accrual basis and dividends are recognized on the ex-dividend date.

The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Expenses of the Plan

Certain expenses, such as fees for the independent registered public accountants, incurred in the administration of the Plan and not paid for by forfeitures or participants are paid by the Company.  The Plan does not reimburse the Company for these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

Benefits are recorded when paid.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (Continued)

3. Investments

Investments in the Plan are held by Prudential and are participant-directed.  Plan participants may direct contributions to any investment options offered by the Plan, including Sport Chalet, Inc. common stock. Participants may change their investment options at any time.

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	2008		2007
Mid Cap Growth/Artisan Partners Fund	$475,616		$805,863
Core Bond Fund	$443,937		$405,940
Dryden S & P 500 Index Fund	$1,085,196		$1,738,382
Large Cap Value Fund/Wellington Mgmt.	$-		$1,462,921
Guaranteed Income Fund	$937,680		$591,680
T Rowe Price Growth Stock – R Shares	$259,499	*	$422,626
Oppenheimer Global Fund – Class A Shares	$250,469	*	$404,949
Eaton Vance Large Cap A	$847,656		$-

 * These funds do not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.

During 2008, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Pooled Separate Accounts	$(2,356,962)
Corporate Stock	(326,562)
Net Depreciation	$(2,683,524)

4. Fair Value Measurements

The following table discloses by level the SFAS No. 157 fair value hierarchy discussed in Note 2.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts	$-	$4,216,005	$-	$$4,216,005
Guaranteed Income Fund	-	937,680	$-	937,680
Company Stock	27,198	-	$-	27,198
Participant Loans	-	-	168,450	168,450
	$27,198	$5,153,685	$168,450	$5,349,333

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

Loans to
Participants
Balance, beginning of year	$163,427
Purchases, settlements, issuances and dispositions (net)	5,023
Balance, end of year	$168,450

5. Plan Termination

The Company may amend or terminate the Plan at any time. If the Plan is amended, no plan amendment may reduce the benefits to which a participant is entitled under the Plan at the time of the amendment. If the Plan is terminated, participants’ rights to all the amounts in their accounts become nonforfeitable.

6. Related Party Transactions

Certain Plan investments are shares of pooled separate accounts managed by Prudential.  Prudential is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan to Prudential for administrative expenses amounted to $16,482 for the year ended December 31, 2008.

Supplemental Schedule

Sport Chalet, Inc. Employee Retirement Savings Plan
EIN: 95-4390071    Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (group annuity insurance contract)	$937,680	**
*	Prudential Retirement Insurance and Annuity Company	Balanced I Fund/Wellington Mgmt.	59,981
*	Prudential Retirement Insurance and Annuity Company	Retirement Goal 2050 Fund	22,149
*	Prudential Retirement Insurance and Annuity Company	Retirement Goal 2040 Fund	3,722
*	Prudential Retirement Insurance and Annuity Company	Retirement Goal 2030 Fund	203,071
*	Prudential Retirement Insurance and Annuity Company	Retirement Goal 2020 Fund	65,530
*	Prudential Retirement Insurance and Annuity Company	Retirement Goal 2010 Fund	20,683
*	Prudential Retirement Insurance and Annuity Company	Core Bond Fund	443,937
*	Prudential Retirement Insurance and Annuity Company	Dryden S & P 500 Index Fund	1,085,196
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund	109,153
*	Prudential Retirement Insurance and Annuity Company	Small CapValue Integrity Fund	193,599
*	Prudential Retirement Insurance and Annuity Company	T Rowe Price Growth Stock R Shares	259,499
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	475,616
*	Prudential Retirement Insurance and Annuity Company	Alliance Bernstein International Value	44,680
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund/Wellington Mgmt.	77,962
*	Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund-Class A Shares	250,469
*	Prudential Retirement Insurance and Annuity Company	Calvert Social Inv. (CSIF) EQ-A	33,571
*	Prudential Retirement Insurance and Annuity Company	Cohen & Steers Realty, Inc. Fund	19,531
*	Prudential Retirement Insurance and Annuity Company	Eaton Vance Large Cap A	847,656
*	Sport Chalet, Inc.	Sport Chalet Common Stock A	14,489
*	Sport Chalet, Inc.	Sport Chalet Common Stock B	12,709
*	Participants	Participant Loans (Interest at 6.0% to 10.25%)	168,450
			$5,349,333

* Investment is with a party-in-interest to the Plan
** Represents contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SPORT CHALET, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

June 26, 2009	By:	/s/ Howard K. Kaminsky
Howard K. Kaminsky, Trustee

By:	/s/ Dennis Trausch
Dennis Trausch, Trustee

Exhibit Index

Exhibit Number	Description	Page

23.1	Consent of Independent Registered Public Accounting Firm	16